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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                           Cell Therapeutics, Inc.
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                              (Name of Issuer)

                                  Common
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                       (Title of Class of Securities)

                                150934107
                     ----------------------------------
                              (CUSIP Number)

                              March 21, 1997
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 150934107
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Kummell Investments Limited
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / / Not Applicable

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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization

     British Virgin Islands
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 Number of Shares             (5) Sole Voting Power
 Beneficially                     0 shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     1,287,456 shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  0 shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  1,287,456 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,287,456 shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / / Not Applicable
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     8.342%
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(12) Type of Reporting Person (See Instructions)
     co
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ITEM 1.

    (a)   Name of Issuer
          Cell Therapeutics, Inc.
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices
          201 Elliot Ave. West, Suite 400, Seattle, WA 98119
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing
          Kummell Investments Limited
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence
          Suite 922C, Europort, Gibraltar
          ---------------------------------------------------------------------
    (c)   Citizenship
          British Virgin Islands
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    (d)   Title of Class of Securities
          Common Stock
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    (e)   CUSIP Number
          150934107
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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR
         240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


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ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:
        1,287,456 shares
    ---------------------------------------------------------------------------

    (b) Percent of class:
        8.342%
    ---------------------------------------------------------------------------

    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote
              0 shares
              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote
              1,287,456 shares
              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of
              0 shares
              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of
              1,287,456 shares
              -----------------------------------------------------------------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable


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ITEM 10. CERTIFICATION

    (a) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    (b) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           January 23, 1999                       January 23, 1999
--------------------------------------   --------------------------------------
                 Date                                   Date

           /s/ Ho Tuen Yee                   /s/ Louise Mary Garbarino
--------------------------------------   --------------------------------------
              Signature                              Signature

               Director                            Joint Secretary
--------------------------------------   --------------------------------------
              Name/Title                             Name/Title



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ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed by the following person (the Reporting Person):

          Kummell Investments Limited (a British Virgin Islands corporation engaged in the business of investing in securities, 100% of the outstanding capital stock of which is owned by Olive Holdings Limited), with its principal place of business at Suite 992C, Europort, Gibraltar.

          Olive Holdings Limited (a British Virgin Islands corporation with its principal place of business at Suite 922C, Europort, Gibraltar) is a holding company for various wholly owned subsidiaries which are engaged in the business of holding various investments. All of the outstanding capital stock of Olive Holdings Limited is owned by The OHL Trust.

          The OHL Trust is an Isle of Man trust. The principal business of The OHL trust is to own assets for the benefit of Mrs. Chan Tan Ching Fen and members of her family. The sole trustee of The OHL Trust is Echo Limited (an Isle of Man corporation) with its principal registered address at 3337 Athol Street, Douglas, Isle of Man. The principal business of Echo Limited is to act as trustee of The OHL Trust. The ultimate beneficial owner of The OHL Trust is Mrs. Chan Tan Ching Fen.

          Because Mrs. Chan has the authority to remove Echo Limited as trustee and to designate a successor trustee of The OHL Trust, Mrs. Chan may be considered to be ultimately in control of The OHL Trust and, through The OHL Trust of Olive Holdings Limited and Kummell Investments Limited.